February 28, 2012

Mr. Norman von Holtzendorff
Securities and Exchange Commission                                                                                                                                                                                                                                                 VIA EDGAR
101 F Street, NE
Washington, D.C.  20549

Re:	Request for Withdrawal of Registration Statement on Form 10-12G
File Number: 000-26445

Dear Mr. von Holtzendorff:

Coil Tubing Technology, Inc. (the “Company”), hereby respectfully requests the withdrawal, effective immediately, of the above-referenced registration statement, along with any amendments and exhibits thereto, originally filed with the Commission on January 23, 2012.  The Registration Statement was filed pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and relates to the registration of common stock, par value $0.001 per share, of the Company, as a class of securities for purposes of the Exchange Act.

The Company has determined to withdraw the Registration Statement prior to its automatic effectiveness, sixty days after its initial filing (pursuant to Exchange Act Section 12(g)(1)), because the Company has determined it is in its best interest not to move forward with the registration of its common stock under Section 12 of the Exchange Act at this time.  The Company believes that withdrawal of the Form 10 is consistent with the public interest and the protection of investors. Please also note that the Registration Statement was a voluntary filing under Section 12(g) of the Exchange Act.

Upon grant of the Company’s request, please provide a facsimile copy of the written order consenting to the withdrawal of the Registration Statement to the undersigned, facsimile number (281) 288-0400, with a copy to the Company’s outside legal counsel, The Loev Law Firm, PC, Attn: David M. Loev, Esq., 6300 West Loop South, Suite 280, Bellaire, Texas 77401, facsimile number (713) 524-4122.

Very truly yours,

/s/ Jerry Swinford
Jerry Swinford
Executive Vice President and Chief Financial Officer